UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NorthStar Realty Finance Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

66704R100

(CUSIP Number)

February 12, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66704R100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David T. Hamamoto

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,607,035

	6.	Shared Voting Power 1,026,041

	7.	Sole Dispositive Power 2,607,035

	8.	Shared Dispositive Power 1,026,041

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,633,076

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 4.70%

12.	Type of Reporting Person IN

Item 1.
	(a)	Name of Issuer The name of the issuer is NorthStar Realty Finance Corp. (the “Company”).
	(b)	Address of Issuer’s Principal Executive Offices The Company’s principal executive office is located at 399 Park Avenue, 18th Floor, New York, NY 10022.

Item 2.
	(a)	This statement on Schedule 13G (the “Statement”) is being filed by David T. Hamamoto. Mr. Hamamoto is hereinafter sometimes referred to as the “Reporting Person.”
	(b)	The address of the business office of each of the Reporting Person is 399 Park Avenue, 18th Floor, New York, NY 10022.
	(c)	Mr. Hamamoto is a citizen of the United States of America.
	(d)	Common Stock, par value $0.01 per share (the “Common Stock”).
	(e)	The CUSIP number for the Common Stock is 66704R100.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.

Of the 3,633,076 shares of Common Stock beneficially owned by Mr. Hamamoto, (i) 667,259 are owned directly by Mr. Hamamoto, (ii) 393,037 are owned by two trusts, for which Mr. Hamamoto is the trustee, for the benefit of Mr. Hamamoto’s children, (iii) 12,536 are owned by DTH Investment Holdings LLC, of which Mr. Hamamoto is the managing member and which is owned by Mr. Hamamoto, his wife and a grantor trust for the benefit of Mr. Hamamoto’s children, (iv) 62,681 are owned by DTH Holdings, LLC, of which Mr. Hamamoto is the managing member, (v) 67,592 are owned by Oahu Holdings LLC, of which Mr. Hamamoto is the managing member, (vi) 490,195 represent vested common units of limited partnership interests (“OP Units”) in the Company’s operating partnership, NorthStar Realty Finance Limited Partnership, which are structured as profits interests (“LTIP Units”) that were granted to Mr. Hamamoto under the Company’s 2004 Omnibus Stock Incentive Plan (the “Stock Incentive Plan”) and are owned by a grantor trust, of which Mr. Hamamoto is currently the primary beneficiary and trustee, and (vii) 1,939,776 LTIP Units that were granted to Mr. Hamamoto under the Stock Incentive Plan and the Company’s 2004 Long-Term Incentive Bonus Plan and are owned directly by Mr. Hamamoto.  Of the 1,939,776 LTIP Units owned directly by Mr. Hamamoto, 1,002,844 are currently vested, 330,688 vest in full on December 31, 2010, 261,820 vest quarterly through January 29, 2011, and 344,424 vest quarterly through October 29, 2011. Conditioned upon minimum allocation to the capital accounts of the LTIP Unit for federal income tax purposes, each LTIP Unit may be converted, at the election of the holder, into one (1) OP Unit.  Since LTIP Units may be converted into OP Units which are redeemable for cash or, at the Company’s election, shares of Common Stock, Mr. Hamamoto is deemed to beneficially own an equal number of shares of Common Stock.  For purposes of this Statement, Mr. Hamamoto is voluntarily reporting beneficial ownership of LTIP Units which are not convertible into OP Units within 60 days of the date hereof.

The 3,633,076 shares of Common Stock reported to be beneficially owned by Mr. Hamamoto represent 4.70% of the Company’s issued and outstanding Common Stock as of the date hereof.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

February 12, 2010

/s/ David T. Hamamoto
David T. Hamamoto